UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*

                        Legal Club of America Corporation
                        ---------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   52464M 10 1
                                 --------------
                                 (CUSIP Number)

                                 Walter Villiger
                                 Paradiesstr. 25
                                    Postfach
                                  CH 8645 Toma
                                   Switzerland
                                41 (55) 417-4759
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 23, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52464M 10 1
          -----------

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   1.       NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
            PERSONS (ENTITIES ONLY)

            Walter Villiger
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   2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE INSTRUCTIONS)                                     (A)  [ ]
                                                                   (B)  [X]
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   3.       SEC USE ONLY

--------------------------------------------------------------------------------
   4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

            PF
--------------------------------------------------------------------------------
   5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) OR 2(e)                                           [ ]

--------------------------------------------------------------------------------
   6.       CITIZENSHIP OR PLACE OF ORGANIZATION

            Switzerland
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   7 - 10   NUMBER OF              7.   SOLE VOTING POWER
            SHARES
            BENEFICIALLY                8,750,000
            OWNED BY               ---------------------------------------------
            EACH REPORTING         8.   SHARED VOTING POWER
            REPORTING
            PERSON WITH            ---------------------------------------------
                                   9.   SOLE DISPOSITIVE POWER

                                        8,750,000
                                   ---------------------------------------------
                                   10.  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            8,750,000
--------------------------------------------------------------------------------
  12.       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------
  13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            23.1%
--------------------------------------------------------------------------------
  14        TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

            IN
--------------------------------------------------------------------------------

Item 1.     Security and Issuer

            Common stock, $0.0001 par value of Legal Club of America Corporation

Item 2.     Identity and Background

            a.  Walter Villiger
            b.  Paradiesstr. 25, CH-8645, Toma, Switzerland
            c.  Entrepreneur
            d.  No
            e.  No
            f.  Swiss

Item 3.     Source and Amount of Funds or Other Consideration

            Own source of funds (personal funds).
            7/23/04 - $125,000
            6/28/02 - $150,000

Item 4.     Purpose of Transaction

            Acquisition of additional securities.

Item 5.     Interest in Securities of the Issuer.

            a. Aggregate number and percentage of class of securities - 8,750,000; 23.1%

            b.  No. of shares as which there is sole voting power - 8,750,000

            c. Describe any transaction effected within the past 60 days - On July 23, 2004, I, Walter Villiger purchased 6,250,000 shares of common stock at $0.02 per share, for an aggregate price of $125,000, through a private placement.

            d.  Not applicable.

            e.  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            Not applicable.

Item 7.     Material to Be Filed as Exhibits

            Not applicable

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: July 31, 2004


                                                /s/ WALTER VILLIGER
                                                --------------------------------
                                                By: Walter Villiger


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